EXHIBIT 12.1
Oasis Petroleum Inc.
Computation of Ratio of Earnings to Fixed Charges

	Year Ended December 31,
	2013	2014	2015	2016	2017
	(In thousands, except for ratios)
Earnings
Income (loss) before income taxes	$363,017	$814,468	$(56,371)	$(371,554)	$(75,858)
Add: Fixed charges	112,282	167,890	170,624	159,260	161,336
Add: Amortization of capitalized interest	1,009	1,718	3,315	4,935	7,346
Less: Capitalized interest	(4,592)	(8,850)	(18,582)	(16,848)	(12,797)
Total earnings	$471,716	$975,226	$98,986	$(224,207)	$80,027

Fixed charges
Interest expense	$107,165	$158,390	$149,648	$140,305	$146,837
Capitalized interest	4,592	8,850	18,582	16,848	12,797
Rental expense attributable to interest	525	650	2,394	2,107	1,702
Total fixed charges	$112,282	$167,890	$170,624	$159,260	$161,336

Ratio of earnings to fixed charges(1)(2)	4.20	5.81	—	—	—

(1)
For purposes of calculating the ratios of consolidated earnings to fixed charges, earnings consist of income before income taxes and fixed charges. Fixed charges consist of interest expensed and capitalized, amortized deferred financing costs and an estimate of interest within rental expense.

(2)
Due to our net pre-tax losses for the years ended December 31, 2017, 2016 and 2015, the ratio coverage was less than 1:1. The Company would have needed additional earnings of $81.3 million, $383.5 million and $71.6 million for the year ended December 31, 2017, 2016 and 2015, respectively, to achieve a coverage of 1:1.